UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CTD HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12642Q 10 1
(CUSIP Number)

Leslie J. Croland, Esq.
Edwards Angell Palmer & Dodge LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, Florida 33401
(561) 833-7700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 12, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12642Q 10 1
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C.E. Rick Strattan
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X *
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,765,650
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,765,650
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,765,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14	TYPE OF REPORTING PERSON IN
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (“Common Stock”), of CTD Holdings, Inc., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 27317 N.W. 78th Avenue, High Springs, Florida 32643.

Item 2.  Identity and Background.

(a) – (c)
This statement is filed by C.E. Rick Strattan (the "Reporting Person"), with a business address at 27317 N.W. 78th Avenue, High Springs, Florida 32643 and who is the Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

From the Issuer’s formation on August 9, 1990 through the date of filing of this Statement, the Reporting Person has acquired an aggregate of 17,000 shares of Common Stock for an aggregate of $7,650.  Additionally, the Reporting Person has acquired an aggregate of 22,259,650 shares of Common Stock as compensation under his employment agreement with the Issuer and 1,200,000 shares of Common Stock in exchange for the surrender of 1,000,000 shares of Common Stock registered under the Securities Act of 1933, as amended.  Of these shares, the Reporting Person presently holds 17,765,650 shares of Common Stock, which reflects the sale of 5,000 shares of Common Stock for $0.065 per share on September 20, 2010, 1,000 shares of Common Stock for $0.065 per share on September 23, 2010, and 5,000 shares of Common Stock for $0.065 per share on September 24, 2010

Item 4. Purpose of Transaction.

The Reporting Person presently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to be cease to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to those enumerated above.

The Reporting Person may in the future consider, discuss or vote upon plans or proposals of the type described in this Item 4 of this Statement.

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 17,765,650 shares of Common Stock, which represents 53.2% of the outstanding shares of Common Stock.

(b)	The Reporting Person exercises sole voting and dispositive power with respect to the 17,765,650 shares of Common Stock beneficially owned by the Reporting Person.

(c)	Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's stock effected during the past sixty days by the Reporting Person.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 14, 2003, the Reporting Person entered into a one-year employment agreement with the Issuer, pursuant to which the Reporting Person received a base annual salary of $36,000 and, beginning January 1, 2004, earned shares of restricted Common Stock of the Issuer.  The number of shares earned monthly was variable based on a fixed amount divided by eighty percent of the per share closing price of the Issuer's Common Stock on the last day of the month in which the shares were earned.  This agreement may be extended at the option of the Reporting Person and has been extended each year, upon the terms set forth below.  Except as otherwise noted, the terms of the employment agreement remain the same as the previous year.

From January 1, 2004 though December 31, 2006, the number of shares earned was computed using $5,000 per month.  From January 1, 2007 though June 30, 2007, the number of shares earned was computed using $6,500 per month.  From July 1, 2007 though December 31, 2007, the number of shares earned was computed using $11,500 per month.  From January 1, 2008 through June 30, 2009, the base annual salary was increased to $84,000 and the number of shares earned was computed using $12,500 per month.  From July 1, 2009 through January 31, 2010, the base annual salary was increased to $12,500 per month and no stock was earned.  Beginning February 1, 2010, the base annual salary was increased to $150,000 and the number of shares earned has been computed using $5,500 per month.  Beginning October 1, 2010, the base salary was increased to $14,500 per month and no stock is earned.

From January 1, 2004 through December 31, 2009, the Reporting Person earned and was issued 22,259,650 shares of Common Stock pursuant to this employment agreement.  From January 1, 2009 through the date of filing of this Statement, the Reporting Person has earned, but has not yet been issued, an aggregate of 546,980 shares of Common Stock under the employment agreement.

Item 7.  Material to be filed as Exhibits.

A.	Employment Agreement dated as of October 14, 2003, by and between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2010

/s/ C.E. Rick Strattan
C.E. Rick Strattan